United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A

Under the Securities and Exchange Act of 1934
(Amendment No. 4)

Wilshire Financial Services Group Inc
(Name of Issuer)

Common Stock, Par Value $.01
Title of Class of Securities

971867205
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., suite 200
Beachwood Ohio 44122-5525, (216) 595-1047

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 25, 2002
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)















1		Name of Reporting Person	HOWARD AMSTER

2	    	If a member group			a)	/  /

							b)	/X/

3        	SEC Use only

4	     	Source of Funds			PF

5	   	Check if Disclosure

6          	Citizenship			USA

Number of Shares		7		Sole Voting		2,355,850
Beneficially
Owned By Each		8		Shared Voting
Reporting Person
With				9		Sole Dispositive	2,355,850

				10 		Shared Dispositive

11	     	Aggregate Amount Beneficially owned		2,519,331

12       	Check if Aggregate Amount (11) Excludes Certain Shares

13       	Percent of Class Represented by amount in row (11) 12.8 %

14       	Type of Reporting Person					IN


























1   		Name of Reporting Person		Amster Trading Company

2		If a member group				a)	/ /

								b)	/X/

3     	SEC Use only

4      	Source of Funds					WC

5		Check if Disclosure

6		Citizenship or Place of Organization	USA

Number of Shares		7  	Sole Voting
Beneficially
Owned By Each		8  	Shared Voting		-0-
Reporting Person With
				9  	Sole Dispositive

				10  	Shared Dispositive	-0-

11		Aggregate Amount Beneficially owned		-0-

12		Check if Aggregate Amount (11) Excludes Certain Shares

13		Percent of Class Represented by amount in row (11) -0- %

14		Type of Reporting Person			CO






































1	Name of Reporting Person		Ramat Securities Ltd

2	If a member group				a)	 / /
							b)	/X/

3   	SEC Use only

4	Source of Funds				WC

5	Check if Disclosure

6	Citizenship or Place of Organization USA

Number of shares		7	Sole Voting		163,481
Beneficially
Owned By Each		8	Shared Voting
Reporting Person With
				9	Sole Dispositive	163,481

				10	Shared Dispositive

11	Aggregate Amount Beneficially owned		163,481

12  	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) .8 %

14	Type of Reporting Person				BD



















There are no changes to the Schedule 13D, as amended except as set forth in this fourth amendment.

Item 4.	Purpose of Transaction

Amster Trading Company made a charitable gift of 254,034 shares to the Jewish Community Federation of Cleveland;
Madax IX Foundation, its supporting foundation, a non-profit corporation as described in section 501(c)(3) of the Internal Revenue Code ("Foundation") and as a result, is no longer part of this reporting group. Ramat Securities Ltd. made a charitable gift of 80,000 shares to the "Foundation". Howard Amster and Ramat Securities Ltd. disclaim any affiliation with the "Foundation" and deny that the "Foundation" is a member of this group.


Item 5.  Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons after making the gifts as reported in Item 4 above is 1,525,581 shares or 9.4 % of the outstanding shares of the Issuer.

Taking into consideration the debentures previously acquired by Mr. Amster that become convertible after 7/1/02 into 993,750 shares, the Reporting Persons holdings will increase to 2,519,331 shares or 12.8 % of the outstanding shares.


Howard Amster in his individual retirement accounts owns
1,362,100 shares or 8.4 % of the outstanding shares of the Issuer.

If Mr. Amster were to convert his debentures, the amount he owns would increase to 2,355,850 shares or
12.0 % of the outstanding shares of the Issuer.

Amster Trading Company owns -0- shares or 0.0 % of the outstanding shares of the Issuer and is no longer a member of this reporting group.

Ramat Securities Ltd owns 163,481 shares or 1.0 % of the outstanding shares of the Issuer (and if Mr. Amster were to convert his debentures .8 % of the outstanding shares of the Issuer).











Signature.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: June 27, 2002


Howard Amster



Amster Trading Company
By:	  Howard Amster
Title:  President



Ramat Securities Ltd.
By:	  David Zlatin
Title:  Principal